SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 28, 2018

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures: One Nokia stock exchange release dated March 28, 2018:

•                  Notice of the Annual General Meeting of Nokia Corporation

STOCK EXCHANGE RELEASE

Notice of the Annual General Meeting of Nokia Corporation

Nokia Corporation
Stock Exchange Release
March 28, 2018 at 9:30 (CET +1)

Notice of the Annual General Meeting of Nokia Corporation

Notice is given to the shareholders of Nokia Corporation (the “Company”) of the Annual General Meeting to be held on Wednesday, May 30, 2018 at 2:00 p.m. at Helsinki Messukeskus, Messuaukio 1, Helsinki, Finland. The reception of persons who have registered for the Meeting will commence at 12:30 p.m.

A. Matters on the agenda of the Annual General Meeting

At the Annual General Meeting, the following matters will be considered:

1. Opening of the Meeting

2. Matters of order for the Meeting

3. Election of a person to confirm the minutes and a person to verify the counting of votes

4. Recording the legal convening of the Meeting and quorum

5. Recording the attendance at the Meeting and adoption of the list of votes

6. Presentation of the Annual Accounts, the review by the Board of Directors and the auditor’s report for the year 2017

• Review by the President and CEO

7. Adoption of the Annual Accounts

8. Resolution on the use of the profit shown on the balance sheet and the payment of dividend

The Board proposes to the Annual General Meeting that an ordinary dividend of EUR 0.19 per share be paid for the fiscal year 2017. The dividend would be paid to shareholders registered in the Register of Shareholders of the Company on the record date of the dividend payment, June 1, 2018. The Board proposes that the dividend will be paid on or about June 13, 2018. The actual dividend pay date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments.

9. Resolution on the discharge of the members of the Board of Directors and the President and CEO from liability

10. Resolution on the remuneration to the members of the Board of Directors

The Board’s Corporate Governance and Nomination Committee proposes to the Annual General Meeting that the annual fee payable to the Board members elected at the same meeting for a term ending at the close of the Annual General Meeting in 2019 remains at current level: EUR 440 000 for the Chair of the Board, EUR 185 000 for the Vice Chair of the Board and EUR 160 000 for each Board member. In addition, the Committee proposes that the Chair of the Audit Committee and the Chair of the Personnel Committee will each receive an additional annual fee of EUR 30 000 and other members of the Audit Committee an additional annual fee of EUR 15 000 each. In addition, the Board has informed the Corporate Governance and Nomination Committee that it is planning to establish a Technology Committee following the Annual General Meeting. Accordingly, the Corporate Governance and Nomination Committee proposes to the Annual General Meeting that EUR 20 000 is payable to the Chair of the Technology Committee as an additional annual fee subject to the Board establishing the Committee. The fee is payable from the establishment of the Committee until the close of the Annual General Meeting in 2019.

The Committee also proposes that a meeting fee for Board and Committee meetings be paid to all the other Board members, except the Chair of the Board, based on travel required between the Board member’s home location and the location of a meeting. The meeting fee would be paid for a maximum of seven meetings per term and remain on the following levels: EUR 5 000 per meeting requiring intercontinental travel and EUR 2 000 per meeting requiring continental travel. Furthermore, the Committee also proposes that members of the Board of Directors shall be compensated for travel and accommodation expenses as well as other costs directly related to Board and Committee work.

The Corporate Governance and Nomination Committee proposes that approximately 40 per cent of the annual fee be paid in Nokia shares purchased from the market, or alternatively by using treasury shares held by the Company. The meeting fee would be paid in cash. In line with the current Nokia policy, the directors shall retain until the end of their directorship such number of shares that corresponds to the number of shares they have received as Board remuneration during their first three years of service in the Board (the net amount received after deducting those shares needed to offset any costs relating to the acquisition of the shares, including taxes).

11. Resolution on the number of members of the Board of Directors

The Board’s Corporate Governance and Nomination Committee proposes to the Annual General Meeting that the number of Board members be ten (10).

12. Election of members of the Board of Directors

Jean C. Monty has informed that he will no longer be available to serve on the Nokia Board of Directors after the Annual General Meeting. Accordingly, the Board’s Corporate Governance and Nomination Committee proposes to the Annual General Meeting that the following current Nokia Board members be re-elected as members of the Board for a term ending at the close of the Annual General Meeting in 2019: Bruce Brown, Jeanette Horan, Louis R. Hughes, Edward Kozel, Elizabeth Nelson, Olivier Piou, Risto Siilasmaa, Carla Smits-Nusteling and Kari Stadigh. In addition, the Committee proposes that Sari Baldauf, who is a non-executive director, be elected as a member of the Board of Directors for the same term.

13. Resolution on the remuneration of the Auditor

The Board’s Audit Committee proposes to the Annual General Meeting that the auditor to be elected at the Annual General Meeting be reimbursed based on the invoice of the auditor and in compliance with the purchase policy approved by the Audit Committee.

14. Election of Auditor

The Board’s Audit Committee proposes to the Annual General Meeting that PricewaterhouseCoopers Oy be re-elected as the auditor of the Company for the fiscal year 2018.

15. Authorization to the Board of Directors to resolve to repurchase the Company’s own shares

The Board proposes that the Annual General Meeting authorize the Board to resolve to repurchase a maximum of 550 million Nokia shares by using funds in the unrestricted equity. Repurchases will reduce funds available for distribution of profits. The shares may be repurchased in order to optimize the capital structure of the Company and are expected to be cancelled. In addition, shares may be repurchased in order to meet obligations arising from debt financial instruments that are exchangeable into equity instruments, to settle equity-based incentive plans for employees of Nokia Group or of its associated companies, or to be transferred for other purposes such as financing or carrying out acquisitions.

The shares may be repurchased either through a tender offer made to all the shareholders on equal terms or in another proportion than that of the shares held by current shareholders (directed repurchase).

It is proposed that the authorization be effective until November 30, 2019 and terminate the corresponding authorization granted by the Annual General Meeting on May 23, 2017.

16. Authorization to the Board of Directors to resolve to issue shares and special rights entitling to shares

The Board proposes that the Annual General Meeting authorize the Board to resolve to issue a maximum of 550 million shares through issuance of shares or special rights entitling to shares under Chapter 10, Section 1 of the Finnish Limited Liability Companies Act in one or more issues during the effective period of the authorization. The Board may issue either new shares or treasury shares held by the Company.

The Board proposes that the authorization may be used to develop the Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle the Company’s equity-based incentive plans, or for other purposes resolved by the Board.

It is proposed that the authorization includes the right for the Board to resolve on all the terms and conditions of the issuance of shares and such special rights, including to whom shares or special rights may be issued as well as the consideration to be paid. The authorization thereby includes the right to deviate from the shareholders’ pre-emptive rights within the limits set by law.

It is proposed that the authorization be effective until November 30, 2019 and terminate the corresponding authorization granted by the Annual General Meeting on May 23, 2017. The authorization does not terminate the authorization by the Extraordinary General Meeting held on December 2, 2015 granted to the Board for issuance of shares in order to implement the combination of Nokia and Alcatel Lucent.

17. Closing of the Meeting

B. Documents of the Annual General Meeting

The proposals of the Board of Directors and its Committees relating to the agenda of the Annual General Meeting as well as this notice are available on the Company’s website at www.nokia.com/agm. The “Nokia in 2017” annual report, which includes the Company’s Annual Accounts, the review by the Board of Directors and the auditor’s report, is available on the above-mentioned website. The proposals and the annual report will also be available at the Meeting. Copies of these documents and of this notice will be sent to shareholders upon request.

C. Instructions for the participants in the Annual General Meeting

1. The right to participate and registration

Each shareholder, who on May 18, 2018 is registered in the Register of Shareholders of the Company, has the right to participate in the Annual General Meeting. A shareholder, whose shares are registered on his/her Finnish book-entry account, is automatically registered in the Register of Shareholders of the Company. If you do not have a Finnish book-entry account see section 4. Holders of Nominee registered shares.

A shareholder, with a Finnish book-entry account, who wishes to participate in the Annual General Meeting, must register for the Meeting by giving prior notice of attendance no later than on May 23, 2018 at 4:00 p.m. (Finnish time) by which time the registration needs to be received by the Company. Such notice can be given:

a) through the Company’s website at www.nokia.com/agm;

b) by telephone to +358 20 770 6870 from Monday to Friday at 09:00 a.m. to 4:00 p.m. (Finnish time); or

c) by letter to the Register of Shareholders, Nokia Corporation, P.O. Box 226, Fl-00045 NOKIA GROUP.

In connection with the registration, a shareholder is required to notify his/her name, personal identification number, address, telephone number, the name of a possible assistant and the name and the personal identification number of a possible proxy representative.

2. Advance voting service

A shareholder, who has a Finnish book-entry account, may vote in advance on certain items on the agenda of the Annual General Meeting through the Company’s website from March 28, 2018 until 4:00 p.m. (Finnish time) on May 23, 2018. Unless a shareholder voting in advance will be present in person or by proxy in the Meeting, he/she may not be able to exercise his/her right under the Finnish Limited Liability Companies Act to request information or a vote in the Meeting and if decision proposals regarding certain agenda item have changed after the beginning of the advance voting period, his/her possibility to vote on such item may be restricted. The conditions and other instructions relating to the electronic advance voting may be found on the Company’s website www.nokia.com/agm.

The Finnish book-entry account number of the shareholder is needed for voting in advance.

3. Proxy representatives and powers of attorney

A shareholder may participate in the Annual General Meeting and exercise his/her rights at the Meeting by proxy. A proxy representative shall produce a dated proxy document or otherwise in a reliable manner demonstrate his/her right to represent the shareholder at the Annual General Meeting. Should a shareholder participate in the Meeting by means of several proxy representatives representing the shareholder with shares in different book-entry accounts, the shares by which each proxy representative represents the shareholder shall be identified in connection with the registration for the Annual General Meeting. Powers of attorney should be delivered in original to Nokia’s Register of Shareholders at the above-mentioned address or via email to agm@nokia.com before the last date for registration.

4. Holders of nominee registered shares

A holder of nominee registered shares is advised without delay to request from his/her custodian bank the necessary instructions regarding registration in the Register of Shareholders of the Company, issuing of proxy documents and registration for the Annual General Meeting. The account management organization of the custodian bank shall register a holder of nominee registered shares, who wants to participate in the Annual General Meeting, to be entered in the temporary Register of Shareholder of the Company at the latest on May 25, 2018 at 4:00 p.m. (Finnish time). Further information on these matters can also be found on the Company’s website www.nokia.com/agm.

5. Other instructions and information

On the date of this notice of the Annual General Meeting the total number of shares in Nokia Corporation and votes represented by such shares is 5 631 506 659.

Doors of the meeting venue will open at 12:30 p.m. The shareholders, their representatives and possible assistants are required to prove their identity at the entrance. Coffee will be served before the Meeting. The Meeting will be conducted primarily in Finnish, and simultaneous translation will be available into Swedish and English, and as necessary, into Finnish.

Pursuant to Chapter 5, Section 25 of the Finnish Limited Liability Companies Act, a shareholder who has given prior notice of attendance and is present at the Annual General Meeting has the right to request information with respect to the matters to be considered at the Meeting.

March 26, 2018

BOARD OF DIRECTORS

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

Nokia is enabling the infrastructure for 5G and the Internet of Things, and shaping the future of technology to transform the human experience. www.nokia.com

Media Inquiries:

Nokia Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com
Minna Aila, Vice President, Corporate Affairs

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; B) expectations, plans or benefits related to our strategies and growth management; C) expectations, plans or benefits related to future performance of our businesses; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions; and L) statements preceded by or including “believe”, “expect”, “anticipate”, “foresee”, “sees”, “target”,

“estimate”, “designed”, “aim”, “plans”, “intends”, “focus”, “continue”, “project”, “should”, “is to”, “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions and other developments in the economies where we operate; 3) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period, as well as the risk factors specified on pages 71 to 89 of our 2017 annual report on Form 20-F published on March 22, 2018 under “Operating and financial review and prospects-Risk factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2018	Nokia Corporation

	By:	/s/ Jussi Koskinen
		Name:	Jussi Koskinen
		Title:	Vice President, Corporate Legal